Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

INTERACTIVE HOLDING CORP.

JUNE 30, 2015

INTERACTIVE HOLDING CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULES
JUNE 30, 2015

INTERACTIVE HOLDING CORP.
CONSOLIDATED BALANCE SHEETS
(unaudited)

	June 30,	December 31,
	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	$12,860,090	$6,528,069
Accounts receivable, net of allowance of $619,507 and
$649,340 at June 30, 2015 and December 31, 2014, respectively	44,027,587	54,606,935
Prepaid expenses and other current assets	4,836,584	4,027,996
Current deferred tax asset	349,615	349,615
Prepaid income taxes	764,576	-
Total current assets	62,838,452	65,512,615

Property and equipment, net	2,515,517	2,949,362
Other assets, net	163,892	162,892
Intangible assets, net	12,024,285	11,144,482
Goodwill	60,408,097	60,408,097

Total assets	$137,950,243	$140,177,448

LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable	$8,905,861	$14,059,537
Accrued expenses	17,675,622	20,291,256
Deferred revenue	1,325,286	1,493,957
Debt, current portion	3,000,000	2,250,000
Income taxes payable	-	827,262
Other current liabilities	2,582,946	2,482,116
Total current liabilities	33,489,715	41,404,128

Debt, long term portion	60,500,000	57,000,000
Other long term liabilities	949,213	890,327
Other long term income tax liability	523,626	523,626
Long term deferred tax liability	2,653,573	2,653,622

Total liabilities	98,116,127	102,471,703

Commitments and Contingencies (Note 15)

Convertible Preferred Stock
Series A redeemable convertible preferred stock; $0.0005 par value;
40,000,000 shares authorized; 37,184,556 shares issued and
outstanding at June 30, 2015 and December 31, 2014, respectively;
aggregate liquidation preference of $61,813,712 and
$59,436,262, respectively	61,813,712	59,436,262

Stockholders' deficit

Common stock; par value of $0.0005 per share; 60,000,000 shares authorized; 1,469,021 and 1,384,262 shares issued and outstanding
at June 30, 2015 and December 31, 2014, respectively	734	692
Additional paid-in capital	-	-
Accumulated deficit	(23,241,181)	(22,346,087)
Accumulated other comprehensive income	1,260,851	614,878
Total stockholders' deficit	(21,979,596)	(21,730,517)

Total liabilities, convertible preferred stock, and stockholders' deficit	$137,950,243	$140,177,448

The accompanying notes are an integral part of these consolidated financial statements

INTERACTIVE HOLDING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30,
(unaudited)

	2015	2014

Revenue	$67,765,913	$76,055,700

Cost of revenue	31,754,048	34,340,879

Gross profit	36,011,865	41,714,821

Operating expenses
General and administrative	9,478,813	9,032,170
Research & development	4,202,002	6,460,064
Sales and marketing	17,652,264	19,627,884
Other operating expense	761,241	1,540,536

Total operating expenses	32,094,321	36,660,652

Income from operations	3,917,544	5,054,168

Interest expense, net	1,053,488	914,011
Other expense (income), net	1,058,672	(581,848)

Total other expense, net	2,112,160	332,163

Income before provision for income taxes	1,805,384	4,722,006

Provision for income taxes	1,404,250	2,889,904

Net income	$401,134	$1,832,101

Comprehensive income
Foreign currency translation adjustment	645,973	15,769

Comprehensive income	$1,047,107	$1,847,870

The accompanying notes are an integral part of these consolidated financial statements

INTERACTIVE HOLDING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014
(unaudited)

	Series A Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid- in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity/(Deficit)
Balance as of January 1, 2014	36,693,432	$54,421,134	1,115,783	$558	$2,386,168	$19,356,826	$(181,596)	$21,561,956
Stock option expense					1,251,570			1,251,570
Stock issuance through warrant exercise	491,124	1,501,950						-
Stock issuance through options exercised			38,947	20	63,140			63,160
Stock repurchase								-
Dividends paid					(3,700,878)	(46,183,794)		(49,884,672)
Accretion to redemption value		2,195,065				(2,195,065)		(2,195,065)
Translation adjustment							15,769	15,769
Net income						1,832,101		1,832,101

Balance as of June 30, 2014	37,184,556	$58,118,149	1,154,730	$578	$-	$(27,189,932)	$(165,827)	$(27,355,181)

Balance as of January 1, 2015	37,184,556	$59,436,262	1,384,262	$692	$-	$(22,346,087)	$614,878	$(21,730,517)
Stock option expense					1,077,008			1,077,008
Cashless exercise of stock option			43,302	22	(81,353)			(81,331)
Stock issuance through options exercised			41,892	21	89,141			89,162
Vesting of restricted stock			7,285	3	18,501			18,504
Repurchase of common stock			(7,720)	(4)	(22,075)			(22,079)
Accretion to redemption value		2,377,450			(1,081,222)	(1,296,228)		(2,377,450)
Translation adjustment							645,973	645,973
Net income						401,134		401,134
Balance as of June 30, 2015	37,184,556	$61,813,712	1,469,021	$734	$0	$(23,241,181)	$1,260,851	$(21,979,596)

INTERACTIVE HOLDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30,
(unaudited)

	2015	2014
OPERATING ACTIVITIES
Net Income	$401,134	$1,832,101
Adjustments to reconcile net Income
to net cash provided by operations:
Amortization	2,035,627	1,167,076
Stock-based compensation	1,095,513	1,251,570
Depreciation	583,976	566,459
Recovery of bad debt	(12,154)	(539,575)
Amortization of loan fees	221,224	123,880
Mark-to-Market on SWAP	117,696	52,071
Mark-to-Market on warrant liability	-	(765,947)
Change in net foreign currency loss	861,575	567,076

Changes in operating assets and liabilities:
Accounts receivable	10,071,515	14,593,471
Prepaid expenses and other assets	(1,201,245)	(1,504,367)
Prepaid income taxes	(764,576)	(2,067,016)
Accounts payable and accrued expenses	(7,159,524)	(7,994,126)
Deferred revenue	(156,193)	(842,855)
Due to stockholder	-	(363,552)
Other liabilities	42,020	1,074,185
Income taxes payable	(822,116)	(345,631)
Net cash provided by Operating Activities	5,314,470	6,804,820

INVESTING ACTIVITIES
Capitalization of software development costs	(2,915,429)	(2,617,682)
Business acquisitions, net of cash acquired	-	(2,245,834)
Purchases of property and equipment	(162,655)	(640,981)
Net cash used in Investing Activities	(3,078,084)	(5,504,497)

FINANCING ACTIVITIES
Borrowings from bank	8,000,000	67,000,000
Debt repayment	(3,750,000)	(25,953,125)
Loan acquisition costs	-	(1,782,168)
Proceeds from exercise of warrants	-	625,000
Proceeds from exercise of stock options	89,162	63,160
Taxes paid in connection with cashless exercise of stock options	(81,331)	-
Repurchase of stock	(22,079)	-
Dividends paid	-	(49,884,672)
Net cash provided by (used in) Financing Activities	4,235,752	(9,931,805)

Effect of exchange rate changes on cash and cash equivalents	(140,117)	(9,137)

Net cash increase (decrease) for the period	6,332,021	(8,640,618)
Cash at beginning of the period	6,528,069	18,016,527

Cash at end of the period	$12,860,090	$9,375,909

Non-Cash Financing Activity
Accrual of business acquisition - holdback payment	$-	$191,200

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Interactive Holding Corp. (“IHC”, the “Company”), together with its subsidiaries is a digital advertising company.  The Company was incorporated in the State of Delaware on February 21, 2008.  Following its incorporation, IHC formed a wholly owned subsidiary, IHC Acquisition Corp, to merge with Intercept Interactive Inc. (dba Undertone), a privately held entity incorporated in the State of New York on March 5, 2001.

On March 19, 2008, Intercept Interactive, Inc. merged with IHC Acquisition Corp.

As of June 30, 2015, the Company’s subsidiaries consist of World Web Network (WWN), Jambo Media LLC (Jambo), and U.U.U.I Undertone Israel Ltd. (Upfront).

Liquidity

At any time after March 19, 2013, the holders of a majority of the Company's Series A Preferred Stock (“Series A Preferred”) can request a redemption ("Redemption Request") of their Series A Preferred stock.  The amount redeemable is limited to funds that are determined to be legally available (See Note 8). If in the future such a Redemption Request is made, it could have a significant adverse impact on the Company's liquidity, operations, and financial condition, and may impact its ability to continue as a going concern.  There have been no redemption requests subsequent to March 19, 2013 and through the issuance date of the consolidated financial statements.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, or GAAP, for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results for the interim period presented have been included. Operating results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015, for any future interim period, or for any future year.

The condensed consolidated balance sheet at December 31, 2014 has been derived from the audited financial statements at that date, but does not include all of the disclosures required by GAAP. The accompanying condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2014.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include allowance for doubtful accounts, useful lives of property and equipment and intangible assets, impairment analysis of goodwill and intangible assets, realizability of deferred tax assets, allocation of the purchase price relating to acquisitions in accordance with acquisition accounting, and fair value of stock options and warrants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

Cash and cash equivalents consist of cash and investments with original maturities of three months or less at the time of purchase. The carrying value of these investments approximates fair value.  At times, cash in banks may exceed federally insured limits.

Accounts receivable and allowance for doubtful accounts

Trade accounts receivables are stated at realizable value, net of an allowance for doubtful accounts.  The Company extends credit to customers based on an evaluation of their financial condition and other factors and generally does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers, evaluating its outstanding accounts receivable and establishes an allowance for doubtful accounts based on information available on their credit condition, current aging, and historical experience.  These allowances are re-evaluated and adjusted periodically as additional information is available.

Loan fees

Costs incurred in connection with the issuance of debt were included in other assets and amortized to other expense over the related loan term on a straight line method.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight line method over the estimated useful lives of the assets, as follows:

Computer equipment	3 years
Furniture and fixtures	5 years
Vehicle	3 years
Leasehold improvements	Shorter of useful life or lease term

Internal use software

Capitalization of software development costs begins at the point when the preliminary project stage is completed, management commits to funding the project, it is probable that the project will be completed and the software will be used as intended.  For the six months ended June 30, 2015 and 2014, $1,425,800 and $1,303,139, respectively, of internal payroll and related costs were capitalized. In addition, $1,489,629 and $1,314,542, respectively, of outside consultant and contractor fees were capitalized to internal use software projects. These costs are amortized on a straight-line basis over a three-year estimated useful life.  For the six months ended June 30, 2015 and 2014, $1,747,424 and $1,101,476, respectively, was recorded as amortization expense.

Business combinations and intangible assets including goodwill

The company accounts for business combinations using the acquisition method in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations.” The identifiable assets acquired and the liabilities assumed are recorded at acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Identifiable intangible assets with finite lives are amortized over their useful lives. Amortization of completed technology is recorded in cost of revenue. Amortization of all other intangible assets is recorded in selling, general and administrative expense. Acquisition-related costs, including advisory, legal, accounting, valuation and other costs, are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets consist of trademark, customer relationships, acquired trade name, non-competition agreements and publisher relationships. Customer relationships, publisher relationships and non-competition agreements are amortized on a straight-line basis over their estimated useful life of three years. The trademark asset is an indefinite-lived intangible that is not subject to amortization and is evaluated at least annually for impairment.  The acquired technology purchased in connection with the Jambo and Upfront acquisitions is amortized over its estimated useful life of five years.

Impairment

The Company tests intangibles and goodwill for impairment in accordance with the provisions of ASC 350, “Intangibles - Goodwill and Other”. Long-lived assets, other than goodwill and the trademark asset, are tested for impairment when conditions indicate an impairment may have occurred based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Goodwill and the trademark asset are tested at least annually for impairment, in the fourth quarter, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level.

Revenue recognition

The Company recognizes revenue in accordance with ASC 605, “Revenue Recognition.” Accordingly, the Company recognizes revenue when the following criteria have been met: (1) persuasive evidence of an arrangement exists, (2) the fees are fixed or determinable, (3) delivery has occurred or services have been rendered, and (4) collection is reasonably assured.  Revenues consist of amounts charged to customers for advertisements placed on the Company’s publisher vendor’s websites, net of discounts, credits and amounts paid or due under revenue sharing arrangements. The Company’s revenue is recognized in the period that the advertising impressions, click-throughs or actions occur.

The determination regarding whether revenue is recognized on a gross or net basis is dependent on whether the Company acts as a principal or an agent in transactions with customers. When the Company is acting as a principal, revenue is reported gross and any payments to third parties are recorded as costs of revenue.  When the Company is acting as an agent between different parties, revenue is reported net of the costs incurred to place advertisements on publisher vendor’s websites, in accordance with the accounting guidance for principal-agent considerations. The determination of whether the Company is acting as a principal or agent involves judgment and is based on several factors including whether the Company is the primary obligor in the arrangement (responsible for providing the service), the assumption of inventory risk, the latitude the Company has in establishing price and in supplier selection, and the involvement of the Company in determining service specification.

The Company, as the primary obligor, is involved in establishing price and vendor selection, and in performing billing and collection activities and incurring credit risk, and therefore acts as principal in these arrangements and reports revenue earned on costs incurred on a gross basis. The Company sometimes acts as an agent in regards to generating certain advertising revenues through our programmatic technology platform, and reports these revenues on a net basis.

Deferred revenue arises as a result of differences between the timing of revenue recognition and receipt of cash from the Company’s customers.

The Company operates a strategic partnership, Undertone+, providing preferred partners the ability to earn credits based on spend that can be redeemed for various Undertone products and services.  Based on established contract terms, credits expire 90 days from the last calendar day of the partnership period.  When an Undertone+ preferred partner earns credits, the Company establishes a liability for the estimated cost of future redemptions of credits and revenue is deferred until the credits are redeemed or expire.  As of June 30, 2015 and December 31, 2014, the Company had $264,465 and $279,756, respectively, related to the Undertone+ credits on the consolidated Balance Sheets within other current liabilities.  The Company determined this amount based on the actual known information of usage and expiration of credits subsequent to period end.  The Company continually evaluates its liability methodology and assumptions based on developments in redemption patterns, contract term updates, and other factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cost of revenue

Cost of revenue consists primarily of expenses for the purchase of advertising impressions from publishers and costs associated with the development, targeting, rich media and services in delivery of advertising units. The Company becomes obligated to make payments related to such expenses in the period the advertising impressions, click-throughs, actions or lead-based information are delivered or occur. Such expenses are classified as cost of revenue in the corresponding period in which the revenue is recognized in the accompanying Consolidated Statement of Operations. In addition, cost of revenue also includes the amortization expense of capitalized internal use software cost.

Advertising costs

Advertising costs related to ongoing activities are expensed as incurred. For the six months ended June 30, 2015 and 2014, advertising costs totaled $175,659 and $322,813 respectively.

Stock-based compensation

The Company recognizes compensation expense for stock-based compensation in accordance with ASC 718, “Compensation – Stock Compensation.” The value of the portion of employee stock-based awards expected to vest is recognized as compensation expense, net of estimated forfeitures, over the requisite service period.

The Company calculates the fair value of employee stock-based awards on the date of grant using the Black-Scholes option pricing model. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

In addition, the Company grants option awards to non-employees acting in advisory and consulting capacities. For non-employee share-based awards, the Company calculates the fair value of the award on the date of grant in the same manner as employee stock-based awards, however, the unvested portion of the awards are revalued at the end of each reporting period and the pro-rata compensation expense is adjusted accordingly until such time the non-employee award is fully vested. At that time, the total compensation recognized to date shall equal the fair value of the share-based award as calculated on the measurement date, which is the date at which the award recipient’s performance is complete.

Fair value of financial instruments

The Company applies ASC 820 “Fair Value Measurements and Disclosures”, for financial assets and liabilities that are required to be measured at fair value, and non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis. See Note 10 for fair value of financial instrument disclosure.

Interest rate swaps

The Company sometimes borrows at variable rates and uses interest rate swaps as cash flow hedges of future interest payments, which have the economic effect of converting borrowings from floating rates to fixed rates.  The interest rate swaps allow the Company to raise long-term borrowings at floating rates and swap them into fixed rates that are lower than those available if it borrowed at fixed rates directly. Under the interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts. The Company records the difference between fixed contract rates and floating rate interest amounts in other expenses during the period in which these amounts arise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of the available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. A liability (including interest if applicable) is established in the consolidated financial statements to the extent a current benefit has been recognized on a tax return for matters that are considered contingent upon the outcome of an uncertain tax position. Interest and penalties, if any, are included as components of income tax expense and income taxes payable.

The Company follows ASC 740 when accounting for tax contingencies. The guidance prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under US GAAP, tax benefits are initially recognized in the consolidated financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), which modifies the existing accounting standards for revenue recognition to depict the transfer of promised goods or services in an amount that reflects the consideration that a company is expected to be entitled to under a five step approach which will work to create a more consistent accounting framework between U.S. GAAP and International Financial Reporting Standards.  ASU 2014-09 was initially scheduled to be effective for the Company for the year ended December 31, 2018, but was modified to delay the effective date by one year to the year ended December 31, 2019. The accounting guidance provides for two transition methods for implementation and will be applied to prior reporting periods for comparable information. The Company is in the process of determining the impact that this standard will have on the timing of revenue recognition as well as the transition method that will be utilized.

June 2014, the FASB issued ASU 2014-12, “Stock Compensation” (ASU 2014-12), providing guidance on accounting for share-based payment awards when the terms of an award provide that a performance target could be achieved after the requisite service period. The update clarifies that performance targets that can be achieved after the requisite service period of a share-based payment award be treated as performance conditions that affect vesting. These awards should be accounted for under Accounting Standards Codification Topic 718, Compensation - Stock Compensation, and existing guidance should be applied as it relates to awards with performance conditions that affect vesting. The update will become effective for the Company for annual periods and interim periods within those annual periods beginning after December 15, 2015. The Company does not expect this standard to have a material impact on its Consolidated Financial Statements.

In April 2015, the FASB issued ASU 2015-03, “Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs” (ASU 2015-03), which requires an entity to present debt issuance costs on the balance sheet as a direct deduction from the related liability rather than as an asset. ASU 2015-03 is effective for annual and interim reporting periods beginning after December 15, 2015. The Company does not expect this standard to have a material impact on its Consolidated Financial Statements but requires a reclassification of debt issuance costs from prepaid expenses and other current assets to debt on the consolidated balance sheets.

In April 2015, the FASB issued ASU 2015-05, “Intangibles-Goodwill and Other-Internal-Use Software: Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement” (ASU 2015-05), which provides guidance about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement does not include a software license, the Company should account for the arrangement as a service contract. ASU 2015-05 is effective for annual and interim reporting periods beginning after December 15, 2015. The Company does not expect this standard to have a material impact on its Consolidated Financial Statements.

In September 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments ("ASU 2015-16"). This guidance eliminates the requirement for an acquirer in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. The guidance is effective for fiscal years beginning after December 15, 2015, but early adoption is permitted. The Company does not expect this standard to have a material impact on its Consolidated Financial Statements.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2015 and December 31, 2014:

	June 30,	December 31,
	2015	2014

Computer equipment	$1,716,603	$1,652,946
Furniture and fixtures	826,826	831,445
Vehicle	434,103	353,377
Leasehold improvements	1,907,690	1,907,690
Property and equipment, gross	4,885,222	4,745,458
Less: Accumulated Depreciation and amortization	(2,369,705)	(1,796,096)
Property and equipment, net	$2,515,517	$2,949,362

Total depreciation and amortization expense on property and equipment for the six months ended June 30, 2015 and 2014 was $583,976 and $566,459, respectively.

NOTE 3 – ACCRUED EXPENSES

Accrued expenses consist of the following at June 30, 2015 and December 31, 2014:

	June 30,	December 31,
	2015	2014

Accrued publisher fees	$11,588,968	$12,599,150
Payroll accrual	2,617,023	4,668,802
Other accrued expenses	3,469,631	3,023,304

Total	$17,675,622	$20,291,256

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DUE TO STOCKHOLDER

As of December 31, 2013, the Due to Stockholder balance of $363,552 represented estimated funds due to the former owners of Intercept Interactive, Inc. and its acquired companies.  The balance was paid in January 2014.

NOTE 5 – BUSINESS COMBINATIONS

Upfront

In June 2014, the Company acquired 100% of Legolas, an Israeli company that developed Programmatic software. The Company acquired Legolas to enter the Programmatic sales market. The total purchase price of $2,245,833 included a transaction bonus of $333,833 for pre-combination services paid upon the close of the transaction, cash consideration of $1,720,800, and additional “holdback” cash payment of $191,200.  The holdback amount was paid in September 2015 and is recorded in the balance sheet within “Other Current Liabilities” at June 30, 2015 and December 31, 2014.

The Company acquired fixed assets of $101,129, acquired technology of $1,897,000, customer relationships of $33,000, and goodwill of $214,704.  The intangible assets are valued using the income approach. Under the income approach, the technology was valued using the relief from royalty method and the customer relationship was valued using the multi-period excess earnings method.  The goodwill recognized in the acquisition is deductible for tax purposes.

As part of this acquisition, several Legolas employees entered into employment agreements with the Company which included a bonus of $1,483,333 which is contingent upon employment. The amount of the bonus is earned over 15 months due and payable as follows: (i) 25% of the bonus shall be earned and become payable on the closing date, (ii) 25% of the bonus shall be earned and become payable on the date that is seven months and two weeks following the closing date provided the employee remains and is an employee in good standing of the Company through such date; and, (iii) 50% of the bonus shall be earned and becomes payable 15 months following the closing date.  For the six months ended June 30, 2014 and six months ended June 30, 2015, $403,478 and $739,174 of the bonus was earned, respectively.

Goodwill

The change in the net carrying amount of goodwill was as follows:

Goodwill

Goodwill at January 1, 2014	$60,193,393
Acquisition of Upfront	214,704

Goodwill at December 31, 2014 and June 30, 2015	$60,408,097

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - INTANGIBLE ASSETS

The following is a summary of intangible assets as of June 30, 2015 and December 31, 2014:

	June 30, 2015			December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Trademark	$2,790,000	$-	$2,790,000	$2,790,000	$-	$2,790,000
Customer relationships	8,181,000	(8,159,000)	22,000	8,181,000	(8,153,500)	27,500
Capitalized software	15,630,048	(7,984,563)	7,645,485	12,714,619	(6,209,737)	6,504,882
Acquired technology	2,553,000	(986,200)	1,566,800	2,553,000	(730,900)	1,822,100

Total	$29,154,048	$(17,129,763)	$12,024,285	$26,238,619	$(15,094,137)	$11,144,482

During the six months ended June 30, 2015 and 2014, additions of capitalized internal use software were $2,915,429 and $2,617,682, respectively.

Amortization expense for the six months ended June 30, 2015 and 2014 was $2,035,627 and $1,167,076, respectively.

Estimated amortization expense for the next five years as of June 30, 2015 is as follows:

Amortization

2015	$1,881,730
2016	3,326,650
2017	2,708,546
2018	1,127,659
2019	189,700

Total	$9,234,285

NOTE 7 – CREDIT FACILITY

In April 2014, the Company and its U.S. subsidiaries, Intercept Interactive Inc. and Jambo Media LLC, entered into an amended and restated revolving credit and term loan agreement (the “Amended Credit Agreement”) with Comerica Bank, Silicon Valley Bank, and Suntrust Robinson Humphrey, Inc., which provided the Company with a $60,000,000 term loan, a $45,000,000 revolving credit facility, and a $3,000,000 swing line of credit.  The term loan accrues interest at a base margin of 1.75%, 2.00%, 2.25%, or 2.50%, depending on debt to EBITDA ratios, plus the greatest of (a) the prime rate for such day, (b) the Federal Funds effective rate in effect on such day, plus one percent (1.0%), and (c) the Daily Adjusting LIBOR rate plus one percent (1.0%) (The “Amended Credit Agreement Interest Rate”). At June 30, 2015, the interest rate was 3.68%. Per ASC 470, this amended credit agreement was recorded as a modification of debt and the remaining unamortized loan costs will be amortized over the life of the amended credit agreement.  On January 13, 2015 and June 29, 2015, the Company withdrew an additional $3,000,000 and $5,000,000 from its revolving credit facility, respectively. As of June 30, 2015, the Company had an outstanding balance on the amended credit agreement of $63,500,000, including $5,000,000 outstanding on the revolving credit facility and $58,500,000 outstanding on the term loan

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2015, the Company submitted its compliance report timely and was in compliance with all of its debt financial covenants.  The Company received a waiver from the banks for its covenant requirement to submit audited financial statements for the year ended December 31, 2014 within 180 days of year end.

Scheduled principal payments for the next five years on the outstanding credit facility balance as of June 30, 2015 are as follows:

2015	$1,500,000
2016	3,000,000
2017	3,000,000
2018	3,000,000
2019	53,000,000

Total	$63,500,000

As of June 30, 2015 and December 31, 2014, loan fees of $1,663,268 of $1,884,492, respectively, are included in prepaid expenses and other current assets on the accompanying consolidated balance sheet, and are amortized on a straight-line basis over the life of the underlying credit facility. Amortization expense related to loan fees for the six months ended June 30, 2015 and 2014, was $221,224 and $123,880 respectively.

In March 2013, the Company entered into an interest rate swap agreement with Comerica Bank against the variability in future interest payments due on the term loan.  The terms of the swap agreement, effectively converts the variable rate portion of the interest payments due on $13,750,000 of the term loan to a fixed rate of 0.63% through April 2016.

Effective July 2014, the Company entered into an interest rate swap agreement with Comerica Bank against the variability in future interest payments due on the term loan.  The terms of the swap agreement, effectively converts the variable rate portion of the interest payments due on $44,718,750 of the term loan to a fixed rate of 1.16% through July 2017.

The Company is exposed to interest rate risk associated with the Company’s floating rate debt and entered into the interest rate swaps in order to manage such risk (See Note 10).

For the six months ended June 30, 2015 and 2014, interest expense totaled $1,042,451 and $877,776, respectively.

NOTE 8 - STOCKHOLDERS' EQUITY

Common stock

The Company has 60,000,000 shares of common stock authorized with a par value of $0.0005 per share.  As of June 30, 2015 and December 31, 2014, 1,469,021 and 1,384,262 shares of common stock are issued and outstanding, respectively. The voting, dividend and liquidation rights of common stockholders are subject to, and qualified by, the rights of preferred stockholders. Common stockholders are entitled to one vote for each share of common stock held on all matters brought before the stockholders. The common stockholders are entitled to receive dividends when, and if, declared by the Board of Directors, and subject to preferential dividend rights of preferred stockholders. Upon dissolution or liquidation of the Company, common stockholders will be entitled to receive all assets of the Company available for distribution to stockholders, subject to preferential rights of preferred stockholders.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Series A Preferred Stock

The Company is authorized to issue up to 40,000,000 shares of Series A Preferred, with a par value of $0.0005, of which 37,184,556 shares were issued and outstanding as of June 30, 2015 and December 31, 2014, respectively.

The holders of Series A Preferred have the following rights and preferences:

Voting

Each holder of the Series A Preferred shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of Series A Preferred could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the common stock. The Series A Preferred Stock shall vote together with all other classes and series of stock of the Company (including the common stock) as a single class on all actions to be taken by the stockholders of the Company.

So long as any shares of the Series A Preferred remain outstanding, the holders of the Series A Preferred shall have the exclusive right, voting as a separate class, to elect, and to remove and replace after such election, five individuals to serve on the Board of Directors.

Conversion

Each share of Series A Preferred is convertible at any time, at the option of the holder, into such number of fully-paid shares of common stock determined by dividing the original issue price of $1.2725 for the Series A Preferred by the conversion price of $1.2726 for the Series A Preferred. The Series A Preferred shall automatically convert into common stock at the then effective conversion rate for such shares upon the earlier of (a) immediately prior to the closing of the sale of shares of common stock to the public at a price of a least $5.09 per share in a firm commitment under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of proceeds, net of all underwriting discount and commissions, to the Company, or (b) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred, voting separately as a single class.

Dividends

Holders of the Series A Preferred are entitled to receive cumulative dividends at the rate of 8% per share per annum, payable when and as declared by the Board of Directors. Declared and unpaid dividends on the Series A Preferred shall be payable upon liquidation of the Company, conversion or redemption.

As of June 30, 2015 and December 31, 2014, cumulative undeclared cash dividends on Series A Preferred totaled $14,493,028 and $12,115,577.

In April 2014, the Company declared and paid a dividend to Series A Redeemable Convertible Preferred stockholders of $48,414,292 on an “as-converted” basis and to common stockholders of $1,470,380. The dividend paid to preferred stockholders that was declared and paid was not applied as payment of the cumulative undeclared cash dividend.

Liquidation

In the event of liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the Series A Preferred shall be entitled to receive an amount in cash equal to the sum of (a) the liquidation preference specified for each share of Series A Preferred and (b) all declared and unpaid dividends (if any) on such share of Series A Preferred.  Assets available for distribution to the Company’s stockholders shall be paid to Series A Preferred prior to any payment made to the holders of common stock or any other class or series of stock ranking on liquidation junior to Series A Preferred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
If assets of the Company is insufficient to make payments in full to all holders of Series A Preferred of the preference amount, then such assets shall be distributed among the holders of Series A Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled if such amounts had been paid in full.

Redemption

At any time on or after March 19, 2013, the holders of a majority of the then outstanding Series A Preferred, voting separately as a single class, may require the Company to redeem all of the outstanding shares of Series A Preferred.  If a Redemption Request is made, the redemption will occur, subject to funds that are legally available, in two equal annual installments (each, a “Redemption Date”), with the first installment occurring within 120 days of the Redemption Request.  The Company shall redeem the shares of Series A Preferred by paying in cash an amount per share equal to the redemption price for such share of Series A Preferred plus any accrued but unpaid dividend.  If the Company does not have sufficient funds legally available to redeem on any Redemption Date, a pro rata portion shall be redeemed based on the amounts that are legally available, and the Company shall redeem the remaining amounts as soon as practicable.

NOTE 9 - EQUITY INCENTIVE PLAN

On September 28, 2011, the Board of Directors adopted and the stockholders approved the Amended and Restated 2008 Equity Incentive Plan (as amended and restated, the “Plan”). The Plan authorizes the granting of stock options and restricted stock to provide incentives to its employees, directors, and officers. The maximum number of shares of stock reserved and available for issuance under the Plan shall be 12,394,850 shares at June 30, 2014. On February 11, 2015, the Board of Directors amended and restated the Plan to increase the maximum number of shares of stock reserved and available for issuance to 12,894,850.

At June 30, 2015 and December 31, 2014, there were 1,146,919 and 439,510 shares of stock available for future grant under the Plan, respectively.

Stock Options

The exercise price of a stock option shall not be less than the fair market value of the stock on the date of grant. In the case of an Incentive Stock Option that is granted to a 10% owner, the exercise price per share for the stock covered by such Incentive Stock Option shall be not less than 110% of the fair market value on the grant date. Incentive Stock Options expire five years from the date of the grant for employees owning 10% or more of the company’s stock and ten years from the date of the grant for all other employees. Non-Qualified Stock Options expire ten years from the date of the grant.   There were no stock option grants during the six months ended June 30, 2014.

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model using the weighted average assumptions noted in the following grants table:

June 30,
2015

Expected Volatility	43.00%
Expected Dividends	-
Expected Term (in Years)	5.5
Risk-free Interest Rate	1.30%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Calculating stock-based compensation requires the input of highly subjective assumptions, including the expected term of the stock-based awards and stock price volatility.  The Company estimates the volatility of the common stock on the date of grant based on the historic volatility of comparable companies in the industry. The expected dividends are based on the management’s expectations for dividend issuance in the future.  The Company estimates the expected life of stock options granted based on the simplified method, which the Company believes, is representative of future behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Compensation costs associated with the stock options is classified in each of the expense categories as follows:

	Six Months Ended June 30,
	2015	2014

General and Administrative	$691,365	$421,097
Research & Development	119,933	64,578
Sales and Marketing	265,710	765,895
	$1,077,008	$1,251,570

The following is a summary of option activity for the six months ended June 30, 2015:

	Total Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)

Outstanding at January 1, 2015	10,563,793	$4.43
Granted	201,762	2.86
Exercised	(85,194)	1.69
Forfeited	(401,451)	1.38

Outstanding at June 30, 2015	10,278,910	$4.51	5.53
Exercisable at June 30, 2015	7,229,207	$5.18	4.08

At June 30, 2015, there were 7,229,207 vested and exercisable options with a weighted average exercise price of $5.18 and a weighted average remaining contractual term of 4.08 years. The weighted-average grant date fair value of options issued during the six months ended June 30, 2015 was $2.86. There were no options granted during the six months ended June 30, 2014.

Option Modification

In May 2014, the Company modified two issuances of options to an employee, reducing the exercise price on 584,446 incentive stock options by $1.30 per option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As a result of the modification, the Company recorded stock option expense of $539,463 during the six months ended June 30, 2014 using the Black-Scholes option pricing model with the following assumptions: Stock price of $2.86, Exercise prices of $1.88 and $0.24, Volatility of 48.00%, Expected Life of 0.375 years and a Risk-free rate of 0.03%.

In February 2015, the Company modified an issuance of options to an employee, extending the time to exercise shares after termination and allowing the employee to exercise shares on a cashless basis in exchange for a forfeiture of a portion of their outstanding options.

In addition, the Company paid payroll taxes on behalf of the employee of $81,331 in exchange for a further reduction of 28,438 of the employee’s outstanding options.  The Company issued 43,302 shares of common stock upon exercise of these options.

Restricted Stock

In December 2014, the Company granted 17,482 shares of common stock to an executive that vested monthly through May 2015.  In February 2015, the Company repurchased 7,720 shares from the executive for $22,079. During the six months ended June 30, 2015, the Company expensed $18,504 in connection with this restricted stock grant.

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies ASC 820 “Fair Value Measurements and Disclosures”, for financial assets and liabilities that are required to be measured at fair value, and non-financial assets and liabilities that are not required to be measured at fair value, on a recurring basis.

ASC 820 provides that the measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.  The inputs create the following fair value hierarchy:

Level 1 – Observable inputs based on unadjusted quoted prices for identical instruments in active markets.
Level 2 – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
Level 3 – Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions.

The assets or liabilities fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Carrying value of cash and cash equivalents, accounts payable and accrued expenses approximates fair value due to the relatively short maturity of these instruments.  As of June 30, 2015 and December 31, 2014, the Company’s cash and cash equivalents of $12,860,090 and $6,528,069 were classified as Level 1.

Fair Value Measurement of the Liability for Interest Rate Swap Agreements

The Comerica interest rate swap has a fair value of $288,654 as of December 31, 2014.  The swap agreement was not designated as a hedge.

During 2014, the Company entered into an additional interest rate swap (Note 7).  The Company did not designate this new swap agreement as a hedge.  The Company recorded a liability of $406,350 at June 30, 2015 in other long term liabilities relating to the interest rate swap fair value for the two existing interest rate swap agreements.  The Company’s fair value measurements for the interest rate swap are designated as Level 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – SERIES A PREFERRED STOCK WARRANTS

On March 19, 2008, the Company issued warrants to purchase up to 491,124 shares of Series A Preferred Stock at an exercise price of $1.27 per share.  The warrants were fully vested and exercisable at the option of the holder upon issuance and expire in ten years from such date. On April 9, 2014, these warrants were exercised and the Company received a payment of $625,000.

ASC 480-10-25 clarifies that freestanding warrants and other similar instruments on shares that are redeemable (either puttable or mandatorily redeemable) should be accounted for as liabilities, regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as equity. The original value at issuance was recorded as a liability and as a long-term debt discount on the accompanying consolidated balance sheet.

The warrants were valued at issuance at $187,504. Prior to the exercise, on April 9, 2014, these warrants were marked to market and valued at $876,951 using the Black-Scholes option pricing model with the following assumptions: Stock price of $3.86, Exercise price of $1.27, Volatility of 48.00%, Expected Life of 3.9 years and a Risk-free rate of 1.25% upon exercise.  The value of the warrants at April 9, 2014 and the exercise price of $625,000 was recorded as a contribution to preferred stock.  The decrease in the warrant valuation from December 31, 2013 to April 9, 2014 of $765,947 was recorded as an offset to other operating expense.

NOTE 12 – INCOME TAXES

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions.  In determining quarterly provisions for income taxes, the Company uses the annual estimated effective tax rate applied to the actual year-to-date ordinary income. Income tax expense/benefit related to items not characterized as ordinary income is recognized as a discrete item when incurred. The Company’s annual estimated effective tax rate differs from the statutory rate primarily as a result of state taxes, foreign taxes, nondeductible stock option expenses, and changes in the Company’s valuation allowance.

The Company recorded income tax expense of $1,404,250 and $2,889,904 for the six months ended June 30, 2015 and 2014, respectively.

The Company’s policy is to record interest and penalties associated with the underpayment of income taxes within Provision for income taxes in the Consolidated Statement of Income. It is reasonably possible that in the next twelve months, because of changes in facts and circumstances, the unrecognized tax benefits for tax positions taken relative to previously filed tax returns may increase.

The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. These include the 2010 through 2014 tax years for federal and various state jurisdictions.

NOTE 13 - RETIREMENT PLAN

The Company has a 401k and profit sharing plan (“401k Plan”), available to all U.S. employees who meet the prescribed age and service requirements as defined in the plan document.  Under the terms of the 401k Plan, participating employees may contribute a percentage of their compensation, up to the maximum amount allowable by law.  There were no employer contributions to the 401k Plan during the six months ended June 30, 2014.

During the six months ended June 30, 2015, the Company has initiated an employer match to employee contributions that will range from 0% to 3%, depending on future operations and statutory regulations and have accrued $398,903 of expenses relating to this match.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - CONCENTRATIONS OF CREDIT RISK

The Company is subject to credit risk concentrations principally from cash and cash equivalents and accounts receivable. The Company’s management believes the risk of loss associated with cash and cash equivalents is very low since cash and cash equivalents are maintained in major financial institutions. Accounts receivable are due from large commercial organizations located in the United States, Canada and Europe. Accounts receivable are generally due within 30 days and no collateral is required. Management routinely evaluates the collectability of accounts receivable and maintains an allowance for doubtful accounts. The Company does not have any customer that exceeded 10% of the total revenue for the six months ended June 30, 2015 and 2014, or 10% of the total accounts receivable as of June 30, 2015 and December 31, 2014.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Litigation

There are no legal proceedings to which the Company is a party that are reasonably expected to be material to the Company’s operations or financial condition.  From time to time, the Company may be involved in other disputes or regulatory inquiries that arise in the ordinary course of business.  The number and significance of these disputes and inquiries may increase as the Company’s business expands.  Any claims or regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, and result in the diversion of significant operational resources.

Leases

The Company leases office spaces for its headquarters and other locations under the terms of non-cancelable operating leases expiring on various dates through 2021. These lease agreements contain escalation clauses and provisions for the payment of taxes and operating expenses.

A schedule of the future minimum lease payments required under these non-cancelable operating leases at June 30, 2015 is as follows:

2015	$1,833,759
2016	3,657,380
2017	3,479,998
2018	3,401,041
2019	1,296,211
Thereafter	2,538,360

Total	$16,206,749

In accordance with US GAAP, the Company is recognizing the total cost of its operating leases ratably over the lease period. The cumulative difference between rent paid and that expensed is reflected as deferred rent.

Rent expense totaled $1,424,407 and $1,582,827 for the six months ended June 30, 2015 and 2014, respectively.

As of June 30, 2015 and December 31, 2014, the Company had $1,144,514 and $1,299,910, respectively, in outstanding letters of credit to secure its office space leases. The letters of credit are scheduled to mature upon expiration of the leases between 2015 and 2021.

In February 2014, the Company entered into a new lease for additional office space at 340 Madison Ave, New York, NY. The new lease ends on October 2021 and the future payment obligations are included in the commitments table above. In December 2014, the Company determined that the leased space has no future economic benefit as well as being commercially available and is actively seeking a sub-lessee. Through the date of issuance of these financial statements the Company has not entered into an agreement with a sub-lessee. In accordance with ASC 420-10 the Company recorded a cease use lease liability of $1,587,768 at December 31, 2014 representing an estimate of the amount of discounted future net cash flows relating to this new lease.  At June 30, 2015, a cease use liability of $1,313,448 is included in other current and other long term liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUBSEQUENT EVENTS

In July 2015, the Company acquired Spark Flow LLC, owner of a rich media platform, in exchange for cash consideration of $3,000,000 with an additional $3,000,000 of earn-out payments for post-combination services to be made over a two year period subsequent to closing upon the achievement of certain milestones.  The total purchase price will be allocated to the underlying assets based on their estimated fair values and goodwill.

In connection with this acquisition, the Company entered into an outsourced development agreement and a reseller agreement with entities controlled by the founders of Spark Flow LLC.  The outsourced development agreement requires monthly payments of $60,000 per month, a total of $1,000,000 of bonus payments payable over an eighteen month period after the close of the acquisition, as well as 200,000 warrants that will be earned over a four year life, in exchange for service connected with the future design and development of the rich media platform. The reseller agreement provides the reseller with the ability to sell subscriptions to the rich media platform for a five year period in certain exclusive territories, and the Company will receive 40% of the revenues generated by the reseller.  The outsourced development and reseller agreements are cancelable which may accelerate the timing of the payment of the earn-out and bonus payments.

On November 30, 2015, the Company was acquired by Perion Network Ltd. for a total purchase price of $133,329,000 in cash, in addition to working capital adjustments in the amount of $1,000,000, consisting of approximately $90,186,000 paid in cash, $16,000,000 retained as a holdback to cover potential claims until May 31, 2017, $3,000,000 which will be paid in installments over a period of 18 months, an amount of $20,000,000 deferred consideration payment, bearing interest, due on November 30, 2020, and working capital adjustments in the amount of $3,300,000 which will be paid in 2016. The fair values of the deferred liabilities to be recorded in purchase accounting are in the amount of $ 43,143,000. In addition, the Company's term loan with an outstanding principal balance of $57,000,000 was repaid and the Company entered into a new credit agreement with the existing lenders, SunTrust Robinson Humphreys, Silicon Valley Bank and Comerica Bank, for $50,000,000.  The new credit agreement expires on November 29, 2019, interest on the agreement is at LIBOR plus 5.50% or the prime rate plus 4.50%, and is collateralized by substantially all of the Company’s assets.  At November 30, 2015, $50,000,000 was outstanding under the new credit facility.

Scheduled principal payments on the new credit agreement are as follows:

2016	$2,500,000
2017	3,750,000
2018	5,000,000
2019	38,750,000

Total	$50,000,000

Subsequent events have been evaluated through December 31, 2015, which is the date the consolidated financial statements were issued.